
March 4, 2015

Richard Chiang
Chief Executive Officer
Andes 4 Inc., Andes 5 Inc., and Andes 6 Inc.
460 Brannan Street Suite 78064
San Francisco, CA 94107

> **Re:** **Andes 4 Inc.**
> **Form 10-12(g)**
> **Filed February 6, 2015**
> **File No. 000-55365**
> **Andes 5 Inc.**
> **Form 10-12(g)**
> **Filed February 6, 2015**
> **File No. 000-55366**
> **Andes 6 Inc.**
> **Form 10-12(g)**
> **Filed February 6, 2015**
> **File No. 000-55367**

Dear Mr. Chiang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filling a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting

requirements under Section 13(a) of the Exchange Act.  In addition, we will continue to review your filing until all our comments have been addressed.

Item 1.  Description of Business

(e) Form of Acquisition, page 5

2.  We note your statement in the fifth paragraph on page 6 that Mr. Chiang will devote 10 hours per week to your operations.  We further note your statement in the fifth paragraph on page 9 that "management anticipates devoting no more than (25) twenty-five hours per week to the Company's affairs in total."  Please clarify or revise.

(e) Form of Acquisition, page 7

3.  Please revise your disclosure to clarify that Mr. Chiang's agreement to contribute resources to the company is limited to his available funds and that Tech Associates Inc.'s agreement to provide resources to the company contemplates a loan to be issued in certain circumstances, as opposed to a contribution upon demand.  In doing so, clarify here and in your Management's Discussion and Analysis that the funds provided by both parties are limited to expenses to maintain your reporting obligations and investigation, analyzing and consummation of an acquisition, as Exhibits 99.1 and 99.2 indicate.  In this regard, we note your statement on page 14 that "Tech Associates, Inc. has agreed to pay the company's expenses in the form of a loan, should funds contributed by Mr. Chiang be insufficient."

Item 1A.  Risk Factors

4.  We note the last sentence of the fifth paragraph on page 9 and the last paragraph on page 24.  Please include a risk factor discussing this risk.

Control by Management, page 9

5.  Please revise this risk factor to clarify that future investors who receive common stock *will* have voting rights, even if they will not control the votes of the board of directors or stockholders, or explain how it is possible that future investors will not have voting rights.  Also, please revise this risk factor to clarify that management owns 100% of the Company's outstanding shares, as noted in the Security Ownership Table on page 16.  In this regard, we note your statement that management of the Company owns "approximately 100%" of the outstanding shares.

<u>There is currently no trading market for our common stock, and liquidity of shares of our common stock is limited, page 10</u>

6. Please revise this risk factor to discuss the fact that your stock is not listed on an exchange or quoted on an OTC market, it is not anticipated that this will occur prior to the completion of an acquisition of a private company, and there is no guarantee that this will ever occur.

<u>Item 2. Financial Information</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14</u>

7. Please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital and discuss this estimate in this section and your risk factor section.

<u>Item 5. Directors and Executive Officers, page 17</u>

8. Please clarify Mr. Chiang's employment for the last five years in his biography, including his employment from May 2012 until present.

<u>Item 7. Certain Relationships and Related Transactions, and Director Independence</u>

9. We note your statement on page 24, and throughout your filing, that on January 26, 2015 "the Company issued 10,000,000 restricted shares of its common stock to Richard Chiang in exchange for services he rendered on behalf of the company." Please revise the year on the Summary Compensation Table to "2015."

<u>Item 11. Description of Registrant's Securities to be Registered</u>

<u>Common Stock, page 27</u>

10. We note your statement that "[a]ll of the outstanding shares of common stock are fully paid and non-assessable." It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

<u>Preferred Stock, page 28</u>

11. We note your statement that the description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Trading of Securities in Secondary Market, page 28

12. Please indicate that you will need a market-maker to apply for the quotation of your common stock on the Over-the-Counter Bulletin Board, but there is no assurance that a market-maker or quotation will be obtained.

Signatures

13. We note that Mr. Chiang has signed the registration statement in his capacity as "President, Secretary, and Treasurer" of your company. We further note that you have not disclosed in Item 5 of your filing or elsewhere that Mr. Chiang holds the office of President. Please revise your disclosure to correct or explain any inconsistencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director